SECURITIES EXCHANGE COMMISSION

                            Washington, D.C. 20549

-------------------------------------------------------------------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                                Amendment No. 4

                         The Goldman Sachs Group, Inc.
             -----------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
             -----------------------------------------------------
                        (Title of Class of Securities)

                                  38141G 10 4
             -----------------------------------------------------
                                (CUSIP Number)

                              Wallace G. K. Chin
                       Kamehameha Activities Association
                             567 South King Street
                            Honolulu, Hawaii 96813
                           Telephone: (808) 523-6299

         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)
         ------------------------------------------------------------

                               February 6, 2001
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                        (Continued on following pages)

-------------------------------------
CUSIP NO. 38141G 10 4                   13D
-------------------------------------

-------------------------------------------------------------------------------
      1.  NAMES OF REPORTING PERSONS
          Kamehameha Activities Association
-------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          As to a group consisting of the KAA(1) and the Estate of
                Bernice Pauahi Bishop                                  (a)  [x]
          As to a group consisting of the Covered Persons(1)
                and SBCM(1)                                            (b)  [x]
-------------------------------------------------------------------------------
      3.  SEC USE ONLY
-------------------------------------------------------------------------------
      4.  SOURCE OF FUNDS
          OO
-------------------------------------------------------------------------------
      5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
      6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Hawaii
-------------------------------------------------------------------------------
        NUMBER OF        7.  SOLE VOTING POWER (See Item 6)
          SHARES             0
       BENEFICIALLY      ------------------------------------------------------
         OWNED BY        8.  SHARED VOTING POWER (See Item 6)
           EACH              267,395,539 Covered Shares(1)
        REPORTING            and  Uncovered  Shares(1) in the  aggregate(2)
          PERSON             held by Covered Persons(1)
           WITH              9,487,710 shares(2) held  by  KAA(1)
                             14,743,610 shares held by SBCM(1)
                         ------------------------------------------------------
                         9.  SOLE DISPOSITIVE POWER (See Item 6)
                             9,487,710
                         ------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER (See Item 6)
                             0
-------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,487,710(3)
-------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [x]
-------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  2.0%(3)
-------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          00
-------------------------------------------------------------------------------




--------------------------------

(1)  For a definition of this term, please see Item 2.

(2) Each of KAA and the Estate of Bernice Pauahi Bishop may be deemed to be members of a "group" with SBCM and the Covered Persons. Each of KAA and the Estate of Bernice Pauahi Bishop disclaims beneficial ownership of shares of Common Stock held by SBCM and the Covered Persons.

(3) Excludes 267,395,539 and 14,743,610 shares of Common Stock held by the Covered Persons and SBCM, respectively, as to which each of KAA and the Estate of Bernice Pauahi Bishop disclaims beneficial ownership of shares of Common Stock held by SBCM and Covered Persons.

-------------------------------------
CUSIP NO. 38141G 10 4                   13D
-------------------------------------


-------------------------------------------------------------------------------
      1.  NAMES OF REPORTING PERSONS
          Estate of Bernice Pauahi Bishop
-------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          As to a group consisting of the KAA(1) and the Estate of
                Bernice Pauahi Bishop                                   (a) [x]
          As to a group consisting of the Covered Persons(1)
                and SBCM(1)                                             (b) [x]
-------------------------------------------------------------------------------
      3.  SEC USE ONLY
-------------------------------------------------------------------------------
      4.  SOURCE OF FUNDS
          OO
-------------------------------------------------------------------------------
      5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
      6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Hawaii
-------------------------------------------------------------------------------
        NUMBER OF        7.  SOLE VOTING POWER (See Item 6)
          SHARES             0
       BENEFICIALLY      ------------------------------------------------------
         OWNED BY        8.  SHARED VOTING POWER (See Item 6)
           EACH              267,395,539 Covered Shares(1) and
        REPORTING            Uncovered Shares(1) in the aggregate(2) held by
          PERSON             Covered Persons(1)
           WITH              9,487,710 shares(2) held by KAA(1)
                             14,743,610 shares held by SBCM(1)
                         ------------------------------------------------------
                         9.  SOLE DISPOSITIVE POWER (See Item 6)
                             9,487,710
                         ------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER (See Item 6)
                             0
-------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,487,710(3)
-------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [x]
-------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%(3)
-------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          OO
-------------------------------------------------------------------------------



--------------------------------

(1)  For a definition of this term, please see Item 2.

(2) Each of KAA and the Estate of Bernice Pauahi Bishop may be deemed to be members of a "group" with SBCM and the Covered Persons. Each of KAA and the Estate of Bernice Pauahi Bishop disclaims beneficial ownership of shares of Common Stock held by SBCM and the Covered Persons.

(3) Excludes 267,395,539 and 14,743,610 shares of Common Stock held by the Covered Persons and SBCM, respectively, as to which each of KAA and the Estate of Bernice Pauahi Bishop disclaims beneficial ownership of shares of Common Stock held by SBCM and Covered Persons.

     This Amendment No. 4 to the Schedule 13D amends and restates in its entirety such Schedule 13D. This Amendment No. 4 is being filed because on February 6, 2001, KAA (as defined below) placed an order to sell 1,500,000 shares of Common Stock of GS Inc. (as defined below) in a private brokers' transaction pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc., a Delaware corporation (together with its subsidiaries and affiliates, "GS Inc."). The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

Item 2. Identity and Background

     (a), (b), (c), (f) This Schedule 13D is being filed by Kamehameha Activities Association, a Hawaii not- for-profit corporation ("KAA"), which is wholly owned by the Estate of Bernice Pauahi Bishop, a private educational charitable trust organized under the laws of the State of Hawaii (the "Bishop Estate"). KAA is organized exclusively for the benefit of, and to carry out the purposes of the Bishop Estate. The Bishop Estate is a private educational charitable trust organized under the laws of the State of Hawaii for the purposes of operating primary and secondary educational institutions for the children of native Hawaiians. The address of KAA's and the Bishop Estate's principal business and office is 567 South King Street, Honolulu, Hawaii 96813. The name, citizenship, business address and present principal occupation or employment of the directors and executive officers of each of KAA and the Bishop Estate is set forth in Annex A to this Schedule 13D.

     This Schedule contains certain information relating to (i) certain managing directors of GS Inc. who beneficially own Common Stock subject to a Shareholders' Agreement ("Covered Shares"), dated as of May 7, 1999, to which these managing directors of GS Inc. are party (as amended from time to time, the "Shareholders' Agreement" and such managing directors, the "Covered Persons") and (ii) Sumitomo Bank Capital Markets, Inc. ("SBCM"), who may be deemed to be members of a "group" with KAA or the Bishop Estate. Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of: (i) the Covered Shares; (ii) shares of Common Stock which may be purchased from time to time by Covered Persons for investment purposes which are not subject to the Shareholders' Agreement ("Uncovered Shares") and (iii) the shares of Common Stock subject to the Voting Agreement between SBCM and GS Inc. (the "SBCM Shares"), referred to below (see Item 6). All information contained in this Schedule relating to the Covered Persons and SBCM has been derived from the filings of GS Inc. and SBCM with the Securities and Exchange Commission, including, but not limited to, Amendment No. 3 to Schedule 13D filed by SBCM on August 22, 2000, Form 144 filed by SBCM on February 7, 2001 and Amendment No. 12 to Schedule 13D filed by the Covered Persons on January 23, 2001. The Covered Persons and SBCM each have filed a Schedule 13D with respect to the shares of Common Stock and other equity securities of GS Inc. which they beneficially own; the reader is referred to such filings and any amendments thereto for more recent and complete information relating to the Covered Persons and SBCM.

     (d), (e) Except as described in Annex B, during the last five years, none of KAA or the Bishop Estate or, to the best knowledge of KAA or the Bishop Estate, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or financial order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The Common Stock has been acquired by KAA and the Bishop Estate in exchange for their interests in The Goldman Sachs Group L.P. ("Group L.P.") and certain of its affiliates.

Item 4. Purpose of Transactions

     KAA and the Bishop Estate acquired the Common Stock reported hereunder in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering. On February 6, 2001, KAA placed an order to sell 1,500,000 shares of Common Stock in a private brokers' transaction pursuant to Rule 144 under the Securities Act. Except as described in Item 6, none of KAA or the Bishop Estate or their respective executive officers or directors has any plans or proposals which relate to or would result in their acquisition of additional Common Stock or any of the other events described in
Item 4(a) through 4(j).

     Each of KAA and the Bishop Estate and their respective executive officers and directors is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and their interests in and with respect to GS Inc. Accordingly, each of KAA and the Bishop Estate and their respective executive officers and directors may change their plans and intentions at any time and from time to time. In particular, each of KAA and the Bishop Estate and their respective executive officers and directors may at any time and from time to time acquire or dispose of shares of Common Stock.

Item 5. Interest in Securities of the Issuer

     (a) Rows (11) and (13) of the cover pages to this Schedule (including the footnotes thereto) and Annex A are hereby incorporated by reference. Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or of the SBCM Shares.

     (b) Rows (7) through (10) of the cover pages to this Schedule and Annex A including the footnotes thereto set forth the percentage range of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition, and the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote the Common Stock subject to the Voting Agreement between KAA, the Bishop Estate and GS Inc. referred to below (see
Item 6) (the "KAA Shares") is shared with the Covered Persons, as described below in response to Item 6. Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or of the SBCM Shares.

     (c) Except as described in Annex C, neither KAA or the Bishop Estate, or to the best knowledge of KAA or the Bishop Estate, any of their respective executive officers or directors, has effected any transactions in Common Stock during the past 60 days. Amendment No. 12 to the Schedule 13D filed by the Covered Persons on January 23, 2001 and Form 144 filed by SBCM on February 7, 2001 report certain transactions in the Common Stock effected by the Covered Persons and SBCM, respectively, during the 60 days preceding such filings; the reader is referred to such filings for information relating to such transactions.

     (d), (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

KAA VOTING AGREEMENT

     KAA and the Trustees of the Bishop Estate have entered into a voting agreement with GS Inc., dated April 30, 1999 (the "KAA Voting Agreement"), in which they have agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc. It is expected that for so long as the Shareholders' Agreement remains in effect, the KAA Voting Agreement will result in the shares of Common Stock owned by KAA being voted in the same manner as the Covered Shares. The Covered Persons and SBCM are not parties to the KAA Voting Agreement, and the KAA Voting Agreement is not enforceable by the Covered Persons or SBCM, will continue to exist independent of the existence of the Shareholders' Agreement and the SBCM Voting Agreement and may be amended, waived or canceled by GS Inc. without any consent or approval of the Covered Persons or SBCM. The KAA Voting Agreement is incorporated by reference as an exhibit to this Schedule 13D and the foregoing summary is qualified in its entirety by reference thereto.

     Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of the Covered Shares.

SHAREHOLDERS' AGREEMENT

     GS Inc. has disclosed that the Covered Persons are party to the Shareholders' Agreement. The Covered Shares subject to the Shareholders' Agreement are subject to certain voting restrictions and restrictions on transfer of ownership by the Covered Persons, as more fully set forth in the Shareholders' Agreement.

     Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of the Covered Shares.

SBCM VOTING AGREEMENT

     GS Inc. has disclosed that SBCM has entered into a voting agreement with GS Inc., dated April 30, 1999 (the "SBCM Voting Agreement"), in which they have agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc.

     Each of KAA and the Bishop Estate hereby disclaims beneficial ownership of the SBCM Shares.

Item 7.  Material to be Filed as Exhibits

Exhibit    Description
-------    -----------

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Trustees of the Estate of Bernice Pauahi Bishop and Kamehameha Activities Association (incorporated by reference to Exhibit 10.37 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

                                                                       ANNEX A

      Information required as to Executive Officers and Directors of KAA and the Bishop Estate, respectively.

Name                  Citizenship  Residence or             Present principal           Aggregate
                                   Business Address         occupation and name of      Number and
                                                            business where such         Percentage of
                                                            occupation is conducted     Common
                                                                                        Stock
                                                                                        Beneficially
                                                                                        Owned
---------------------------------------------------------------------------------------------------
Robert Kalani Uichi    USA         567 South King Street    President, USS Missouri     None.
  Kihune                           #200                     Memorial Association, Inc.
                                   Honolulu, Hawaii 96813   and Trustee of the Estate
                                                            of Bernice Pauahi Bishop

Constance Hee Lau      USA         567 South King Street    Chief Operating Officer,    None.
                                   #200                     American Savings Bank
                                   Honolulu, Hawaii 96813   and Trustee of the Estate
                                                            of Bernice Pauahi Bishop

J. Douglas Keauhou     USA         567 South King Street    Attorney at Law and         None.
  Ing                              #200                     Trustee of the Estate of
                                   Honolulu, Hawaii 96813   Bernice Pauahi Bishop

Diane J. Plotts        USA         567 South King Street    General Partner, Mideast    None.
                                   #200                     & China Trading Company
                                   Honolulu, Hawaii 96813   and Trustee of the Estate
                                                            of Bernice Pauahi Bishop

C. Nainoa Thompson     USA         567 South King Street    Program Director,           None.
                                   #200                     Polynesian Voyaging
                                   Honolulu, Hawaii 96813   Society and Trustee of the
                                                            Estate of Bernice Pauahi
                                                            Bishop

Wallace G. K. Chin     USA         567 South King Street    Controller, Kamehameha      None.
                                   #200                     Schools Bishop Estate and
                                   Honolulu, Hawaii 96813   President, Kamehameha
                                                            Activities Association

Wendell F. Brooks, Jr  USA         567 South King Street    Chief Investment Officer,   None.
                                   #200                     Kamehameha Schools
                                   Honolulu, Hawaii 96813   Bishop Estate and Vice
                                                            President, Kamehameha
                                                            Activities Association

Eric K. Yeaman         USA         567 South King Street    Chief Financial Officer,    None.
                                   #200                     Kamehameha Schools
                                   Honolulu, Hawaii 96813   Bishop Estate and
                                                            Treasurer, Kamehameha
                                                            Activities Association

Allan Yee              USA         567 South King Street    Senior Counsel,             None.
                                   #200                     Kamehameha Schools
                                   Honolulu, Hawaii 96813   Bishop Estate and
                                                            Secretary, Kamehameha
                                                            Activities Association


                                                                       ANNEX B

    Information required as to proceedings described in Items 2(d) and 2(e)


                None.

                                                                       ANNEX C

Item 5(c). Description of all transactions in the Common Stock effected during the last 60 days by KAA or the Bishop Estate, or, to the best knowledge of KAA or the Bishop Estate, their respective executive officers and directors.

               On February 6, 2001, KAA placed an order to sell 1,500,000 shares of Common Stock at $108.76 per share in a private brokers' transaction pursuant to Rule 144 under the Securities Act and expects to receive $163,065,000 in proceeds (after deducting brokers' fees of $.05 per share and before deducting other expenses). The anticipated settlement date for the sale is February 9, 2001.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2001



                                        KAMEHAMEHA ACTIVITIES ASSOCIATION



                                        By: /s/ Wallace G. K. Chin
                                           -----------------------------------
                                        Name:  Wallace G. K. Chin
                                        Title: President

                                        ESTATE OF BERNICE PAUAHI BISHOP



                                        By: /s/ Eric Yeaman
                                           -----------------------------------
                                        Name:  Eric Yeaman
                                        Title: Chief Financial Officer

                               EXHIBIT INDEX

Exhibit   Description

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Trustees of the Estate of Bernice Pauahi Bishop and Kamehameha Activities Association (incorporated by reference to Exhibit 10.37 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).